Notice to ASX/LSE Page 1 of 2 Notice of dividend currency exchange rates – 2020 final and special dividends 9 April 2021 On 17 February 2021, Rio Tinto announced a final dividend of 309.00 US cents per share and a special dividend of 93.00 US cents per share for the full year ending 31 December 2020, with Rio Tinto Limited shareholders to be paid: • a final dividend of 397.48 Australian cents per ordinary share; and • a special dividend of 119.63 Australian cents per ordinary share; and Rio Tinto plc shareholders to be paid: • a final dividend of 221.86 British pence per ordinary share; and • a special dividend of 66.77 British pence per ordinary share. American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 17 February 2021. The currency exchange rates which apply to Rio Tinto Limited shareholders who elect to receive the final and special dividend in pounds sterling and Rio Tinto plc shareholders who elect to receive the final and special dividend in Australian dollars are the currency exchange rates applicable on 8 April 2021, being five business days prior to the dividend payment date. This announcement confirms the currency exchange rates applicable for the 2020 final and special dividends for shareholders who have made a currency election: Declared 2020 final and special dividends Exchange rate Final and special dividends per share/per ADR following currency election Final dividend of 397.48 Australian cents 0.55627 Final dividend of 221.10 British pence Special dividend of 119.63 Australian cents Special dividend of 66.55 British pence Final dividend of 221.86 British pence 1.79770 Final dividend of 398.84 Australian cents Special dividend of 66.77 British pence Special dividend of 120.03 Australian cents The final and special dividends will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 15 April 2021. EXHIBIT 99.4

Page 2 of 2 Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412 Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948 Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.